82-3226

NEWS

04024982

RECEIVED PROCESSED

2004 MAY -6 P 3:58 MAY 11 2004

OFFICE OF INTERNATIONAL CORPORATE FINANCE

THOMSON FINANCIAL

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

SUPPL

RELEASE DATE: April 28, 2004

INFORMATION CONTACT: Gordon Forstner 905 548-7200 ext. 2200

DOFASCO AND ARCELOR PLAN TO ADVANCE NORTH AMERICAN AUTOMOTIVE SECTOR STRATEGY

Conducting ongoing evaluation to build joint venture hot-dip galvanizing steel facility in United States to serve automotive industry

Hamilton, Ontario: Dofasco Inc. today announced it has been working with Arcelor of Luxembourg to evaluate the joint construction and operation of a greenfield automotive galvanizing line in the United States. The two companies are in the final stages of site evaluation to locate a new facility that would serve key automotive customers and supply the growing automotive industry in the Southern U.S.

To proceed, the proposal will have to meet the respective criteria of each company and will be subject to final approval by both companies. The facility will be capable of producing 500,000 tons per year of galvanized steel for the automotive industry, primarily exposed galvanized products, including Arcelor's proprietary product, Extragal™. Dofasco is the exclusive licensee in North America for Extragal ™, which is used in high-value exposed automotive applications.

"This type of galvanizing facility has the potential to be an excellent extension of Dofasco's proven *Solutions in Steel* ™strategy which has made Dofasco one of the most profitable steelmakers in North America," said Don Pether, Dofasco's President and CEO. " It will be a targeted investment in the high value-added segment of the automotive steel supply chain, and will meet established and future demand."

Dofasco and Arcelor are currently joint owners of DoSol Galva Limited Partnership, a world-class galvanizing line at Dofasco's Hamilton operations with annual capacity of 490,000 tons, which produces Extragal™ for exposed auto body panels.

"This venture is consistent with our strategy to apply innovative technologies that focus on solutions that address our customers' value chain," said Pether. "This approach has created sustainable value for Dofasco shareholders and differentiates the company from its North American competitors."

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RECEIVED 2004 MAY -6 P 3:58 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

Arcelor is the world's largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million metric tons of steel in 2003. Employing 98,000 employees in over 60 countries, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labour relations, social responsibility and environmental protection in the world of steel.

This News Release may contain forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2003 Annual Report.

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Member of Dow Jones Sustainability Indexes

NEWS

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

RELEASE DATE: April 28, 2004

INFORMATION CONTACT: Gordon Forstner 905 548-7200 ext. 2200

DOFASCO POSTS VERY GOOD FIRST QUARTER RESULTS
Excellent operating performance and record shipments
Strong upside potential drives positive outlook

Hamilton, Ontario: Dofasco Inc. today reported very good earnings for the first quarter of 2004, a result of record shipments, higher spot market selling prices and excellent operating performance.

For the three months ended March 31, 2004, Dofasco's consolidated net income was $54.6 million ($0.71 per share) compared to $46.9 million ($0.62 per share) earned in the same quarter last year. Excluding Quebec Cartier Mining (QCM) results, pro forma net income was $51.3 million ($0.68 per share) in the first quarter of 2003. On December 31, 2003, Dofasco disposed of its common shares in QCM and accounts for its remaining preferred share investment on a cost basis.

"Once again, Dofasco people implemented our strategy with excellence to deliver consistent and impressive results and generate value for shareholders," said Don Pether, President and CEO. "This quarter's performance is proof of the continuing ability of our people and our strategy to succeed in a rapidly changing market environment. Dofasco is well-positioned to benefit from improving market conditions."

Consolidated sales in the first quarter reached $961.2 million compared to $902.9 million in the same period last year. Steel shipments increased to 1.32 million tons, up 12% from 1.18 million tons a year earlier.

Dofasco's Steel Operations segment, which includes the company's Hamilton operations, reported income before income taxes of $74.3 million compared to $73.0 million in the same quarter last year. Reflecting strong steel demand, shipments from Hamilton were 1.13 million tons compared to 1.01 million tons in first quarter of 2003. Average revenue per ton declined by $20 due primarily to the significant appreciation of the Canadian dollar since early last year. The average cost per ton increased by $1 over the high level experienced in the same period in 2003. In the first quarter of 2003, the average cost per ton was significantly impacted by the use of additional higher-cost purchased slabs due to the replacement of a steelmaking facility vessel. In the first quarter of 2004, the average cost per ton was high primarily due to record high scrap prices, and high raw material and energy costs. A significant portion of these higher input costs remained in inventory at the end of the quarter.

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Dofasco's 50% share of Gallatin Steel's pre-tax income for the quarter increased to $10.5 million from $3.0 million in the first quarter of 2003. The increase was due to higher U.S. spot market selling prices, increased shipments and continued excellent operating performance, partially offset by record level scrap costs and a weaker U.S. dollar. Gallatin Steel's first quarter shipments remained strong at 383,000 tons, 12% higher than the 341,000 tons shipped in the same period last year.

This morning, in a separate news release, Dofasco, and Arcelor of Luxembourg, announced that they are evaluating the joint construction and operation of a greenfield automotive galvanizing line in the United States. The two companies are in the final stages of site evaluation to locate a new, 500,000-ton facility that would serve key automotive customers and supply the growing automotive industry in the southern U.S. To proceed, the proposal will have to meet the respective criteria of each company and will be subject to final approval by both companies.

For the 12-month period ended March 31, 2004, Dofasco was ranked first, and Gallatin Steel third, in overall customer satisfaction among 29 major North American steel suppliers in the industry-recognized Jacobson and Associates survey. The survey ranks steel companies on quality, service, delivery and price.

"Looking forward, Dofasco is well positioned to achieve improving results," said Pether. "In Hamilton, approximately two-thirds of our sales consist of contract business, most of which we will be renewing later in 2004. If market fundamentals remain strong as we renew these contracts, it is reasonable to anticipate significant and sustained revenue growth that will further enhance Dofasco's competitive positioning. Gallatin Steel's strong first-quarter results are expected to improve significantly in the second quarter driven by higher spot market selling prices, a low cost structure and continued strong shipments."

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

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This News Release contains forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2003 Annual Report. This press release has been reviewed by the Audit Committee of Dofasco's Board of Directors.

Member of Dow Jones Sustainability Indexes